Exhibit 99.3

Meeting Notice for Annual Shareholders’ Meeting

(Summary Translation)

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

The 2021 Annual Shareholders’ Meeting (the “Meeting”) of ChipMOS TECHNOLOGIES INC. (the “Company”) will be convened at 9:00 a.m., May 31, 2021 (Monday) at the Einstein Hall of the Hsinchu Science Park Life Hub (located at 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan).

1.	The agenda of the Meeting is as follows:

I.	Report Items:

1.	Company’s Business Report for fiscal year 2020.

2.	Audit Committee’s Review Report of the Financial Statements for fiscal year 2020.

3.	Report of the status of distributable compensation for employees and directors for fiscal year 2020.

4.	Amendments to the Procedures for Ethical Management and Guidelines for Conduct.

5.	Amendments to the Code of Ethics Conduct.

II.	Matters for Ratification:

1.	Adoption of the Financial Statements for fiscal year 2020.

2.	Adoption of the earnings distribution plan for fiscal year 2020.

III.	Matters for Discussion:

1.	Amendments to Articles of Incorporation.

2.	Amendments to the Rules of Procedure for Shareholders’ Meeting.

3.	Amendments to the Rules for Election of Directors and Independent Directors.

IV.	Elections

1.	To elect nine directors (including independent directors) of the 10th Board of Directors.

V.	Other Proposals:

1.	Release the prohibition on the 10th Board of Directors (including independent directors) from participation in competitive business under Article 209 of the Company Act.

VI. Extemporary Motions

2.	The Board of Directors has approved the proposal for distribution of earning of fiscal year 2020 to provide the cash dividends of NT$2.2 per share to shareholders.

3.

The Company shall elect nine directors (including four directors and five independent directors) that adopts the candidates nomination system at the 2021 annual shareholders’ meeting. The candidates of directors are Shih-Jye Cheng, Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.), Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.) and Silvia Su; the candidates of independent directors are Chin-Shyh Ou, Kuei-Ann Wen, Hui-Fen Chan, Yeong-Her Wang and Hong-Tzer Yang. Please review the candidates’ education and experiences on the public announcement of the Company posted in the Market Observation Post System (Chinese website: http://mops.twse.com.tw/mops/web/t05st01) (English website: http://emops.twse.com.tw/server-java/t58query)

4.	According to the Article 172 of the Company Act, the main matters should be listed in the cause of convening. Please refer to MOPS. (http://mops.twse.com.tw)

5.	(Omitted — not applicable to ADR holders)

6.	(Omitted — not applicable to ADR holders)

7.	(Omitted — not applicable to ADR holders)

8.	(Omitted — not applicable to ADR holders)

9.	(Omitted — not applicable to ADR holders)

Sincerely,

The Board of Directors
ChipMOS TECHNOLOGIES INC.

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